EXHIBIT H-1

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

                       SECURITIES AND EXCHANGE COMMISSION
                            (Release No. 35-_______)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

                               September __, 2000

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for the complete statements of the proposed transaction(s) summarized below. The application(s) and declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by September __, 2000, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be so notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After September __, 2000, the application(s) and/or declaration(s), as filed or amended, may be granted and/or permitted to become effective.

                                     *******

     Pinnacle West Capital Corporation ("PNW"), 400 North Fifth Street, Phoenix, Arizona 85004, has filed an application-declaration pursuant to Sections 9(a)(2) and 10 of the Act, in which it requests approval to establish a new public-utility company subsidiary in connection with the proposed corporate reorganization ("Reorganization"), involving the relocation of certain generation assets from Arizona Public Service Company ("APS"), PNW's existing public-utility company subsidiary, to Pinnacle West Energy Corporation ("PWE"), another wholly-owned subsidiary of PNW. As a result of this Reorganization, PWE will become an "electric utility company" and a "public-utility company" within the meaning of the Act, and PNW will acquire an additional public-utility subsidiary. PNW will continue to meet the requirements for an intrastate exemption under Section 3(a)(1) of the Act and to file annual exemption statements on Form U-3A-2 pursuant to Rule 2 of the Commission's regulations.

     The purpose of the reorganization is to comply with certain requirements set forth in rules adopted by the Arizona Corporation Commission ("ACC") that provide the framework for
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introduction of retail electric competition in Arizona ("Competition Rules"), and in a final ACC order approving APS's settlement with various parties and the ACC with respect to implementation of the Competition Rules (the "Settlement"). Pursuant to the Competition Rules and Settlement, APS must move all of its generating assets and competitive services to PNW subsidiaries no later than December 31, 2002.

     PNW was incorporated in 1985 under the laws of the State of Arizona. Through its subsidiaries, PNW is engaged in the generation, transmission, and distribution of electricity and the sale of energy services. Through subsidiaries, PNW is also involved in real estate development and in venture capital investment. PNW's principal subsidiaries are: APS, PWE, APS Energy Services Company, Inc., SunCor Development Company, and El Dorado Investment Company.

     PNW's principal public-utility subsidiary is APS. APS, incorporated in 1920 under the laws of the State of Arizona, is a wholly-owned subsidiary of PNW. APS's principal executive offices are located at 400 North Fifth Street, Phoenix Arizona 85004. APS provides retail electric services principally in the State of Arizona and is actively engaged in the competitive wholesale electric markets. APS is subject to regulation by the ACC with respect to retail rates, accounting, service standards, service territory, issuances of securities, certification of generation and transmission projects and various other matters. APS currently owns generating facilities with a total accredited capacity of approximately 4,100 megawatts.

     APS also owns and operates approximately 4,853 miles of transmission lines, of which all but 140 miles are located within the State of Arizona. APS's transmission was built primarily to bring generation from its power plants to its retail electric loads in Arizona. As of December 31, 1999, APS's distribution system served approximately 827,000 electric retail customers in its service territory within the State of Arizona. APS provides distribution services in 11 of Arizona's 15 counties, including the metropolitan Phoenix area. Pursuant to the Settlement approved by the ACC in 1999, retail rates have been set until July 1, 2004, subject to conditions or circumstances which constitute an emergency.

     PWE, another wholly-owned subsidiary of PNW, was incorporated in 1999 under the laws of the State of Arizona. PWE was organized primarily to engage in the business of developing, owning, and operating generation plants used for the production and sale of wholesale energy. Currently, PWE is engaged in the development of approximately 2,600 megawatts of generating capacity in the State of Arizona; however, PWE is not currently an electric utility company or a public-utility company within the meaning of the Act. Upon completion of the Reorganization, PWE will own or lease the generation facilities currently owned or leased by APS and will assume APS's responsibilities as operator of the facilities.

     When the Reorganization is complete, APS's existing structure, in which its electric utility operations are divided along functional lines, will be formalized and separate corporate entities will engage in the transmission/distribution of electricity and the generation of electricity. APS will continue to own and operate its existing electric transmission/distribution system, and PWE will own or lease and operate APS's existing generation assets, selling the output from these assets to PNW's
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power marketing and trading division and to other wholesale entities. In addition, APS will serve as the provider of last resort to standard offer customers in APS's existing service territory.

     The generation assets will be moved to PWE at book value. In addition, PWE will assume certain outstanding debt associated with the generating assets being moved. Specifically, PWE will assume APS's rights and obligations with respect to approximately $180 million in pollution control bonds.

     The principal purpose of the Reorganization is to assure compliance with the provisions of the Competition Rules and the Settlement and to provide PNW with increased financial, managerial, and organizational flexibility which will enable APS and PWE to compete more effectively in a restructured utility industry. It is stated that the Reorganization will lead to a clear, functional and corporate separation between PNW's generation business and its wires business, enabling each company to focus its resources on more clearly defined product markets and services. PNW also states that the Reorganization will have no adverse effect on APS's existing electric utility operations. The Reorganization will not result in any real change in the ultimate ownership of existing utility assets nor will it result in the transfer or acquisition of any additional utility assets beyond those currently held by APS or being developed by PWE.

     PNW states that the proposed transaction will satisfy the requirements of
Section 9(a)(2), as well as the relevant provisions of Section 10 of the Act. PNW will continue to claim an exemption pursuant to Section 3(a)(1) and Rule 2 thereunder.